Exhibit 99.1

CureVac and MD Anderson Enter Strategic Collaboration to
Develop Novel Cancer Vaccines

•	Agreement creates strong synergies between CureVac’s unique end-to-end mRNA capabilities and MD Anderson’s translational and clinical research expertise

•	Collaboration aims to develop novel, off-the-shelf, mRNA-based cancer vaccines in selected hematological and solid cancers with high unmet medical need

•	MD Anderson responsible for leading initial Phase 1/2 studies; CureVac retains worldwide exclusive rights to late-stage development, commercialization, or partnering of cancer vaccine candidates

TÜBINGEN, Germany/HOUSTON, Texas, USA – April 16, 2024 – CureVac N.V. (Nasdaq: CVAC) (“CureVac”), a global biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (“mRNA”), and The University of Texas MD Anderson Cancer Center today announced a co-development and licensing agreement to develop novel mRNA-based cancer vaccines.

The collaboration creates strong synergies between CureVac’s unique end-to-end capabilities for cancer antigen discovery, mRNA design, and manufacturing and MD Anderson’s expertise in cancer antigen discovery and validation, translational drug development, and clinical research. The collaboration will focus on the development of differentiated cancer vaccine candidates in selected hematological and solid tumor indications with high unmet medical need.

“We look forward to collaborating with the team at MD Anderson to push the boundaries of mRNA technology and develop impactful therapeutic options for patients in need,” said Dr. Alexander Zehnder, Chief Executive Officer of CureVac. “In combining our respective expertise, we believe we can go further and faster to develop novel, off-the-shelf, mRNA-based cancer vaccines that have the potential to significantly improve patient outcomes.”

Both parties will contribute to the identification of differentiated cancer antigens based on whole genome sequencing, combined with long- and short-read RNA sequencing and cutting-edge bioinformatics. Joint preclinical validation of the highest-quality cancer antigens will be supported by Sachet Shukla, Ph.D., Assistant Professor of Hematopoietic Biology & Malignancy and director of the department’s cancer vaccine program, and by MD Anderson’s ECLIPSE (Evolution of Cancer, Leukemia, and Immunity Post Stem cell transplant) platform, part of the institution’s Therapeutics Discovery division.

“We are excited for cancer vaccines to potentially emerge as an essential therapeutic tool in the future,” Shukla said. “This collaboration with CureVac is an important milestone in our efforts and brings together complementary strengths toward our goal of developing transformative vaccines for cancer.”

Following selection of the most promising validated vaccine candidates and completion of Investigational New Drug (IND) approvals, MD Anderson will be responsible for conducting initial Phase 1/2 studies in appropriate clinical indications.

“Our ECLIPSE team uses proprietary high-throughput technology to identify and validate immune targets, and we are driven to advance impactful immunotherapies with the potential to transform the lives of patients with cancer,” said Jeffrey Molldrem, M.D., chair of Hematopoietic Biology and Malignancy and leader of the ECLIPSE platform at MD Anderson. “Together with CureVac, we hope to embrace this exciting area of drug discovery and development in pursuit of mRNA vaccines that will address significant unmet medical need.”

Under the terms of the collaboration agreement, CureVac and MD Anderson will jointly contribute to and support development of those programs designated to move forward. CureVac has worldwide exclusive rights to late-stage development, commercialization, or partnering of the cancer vaccine candidates. MD Anderson is eligible for certain downstream payments based on potential future commercialization.

About CureVac

CureVac (Nasdaq: CVAC) is a global biopharmaceutical company in the field of messenger RNA (mRNA) technology, with more than 20 years of expertise in developing, optimizing, and manufacturing this versatile biological molecule for medical purposes. The principle of CureVac’s proprietary technology is the use of optimized mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a broad range of diseases. In July 2020, CureVac entered in a collaboration with GSK to jointly develop new products in prophylactic vaccines for infectious diseases based on CureVac’s second-generation mRNA technology. This collaboration was later extended to the development of second-generation COVID-19 vaccine candidates, and modified mRNA vaccine technologies. Based on its proprietary technology, CureVac has built a deep clinical pipeline across the areas of prophylactic vaccines, cancer therapies, antibody therapies, and the treatment of rare diseases. CureVac N.V. has its headquarters in Tübingen, Germany, and has more than 1,100 employees across its sites in Germany, the Netherlands, Belgium, Switzerland, and the U.S. Further information can be found at www.curevac.com.

CureVac Media Contact

Patrick Perez, Junior Manager Public Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1831

patrick.perez@curevac.com

CureVac Investor Relations Contact

Dr. Sarah Fakih, Vice President Corporate Communications and Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

About MD Anderson

The University of Texas MD Anderson Cancer Center in Houston ranks as one of the world's most respected centers focused on cancer patient care, research, education and prevention. The institution’s sole mission is to end cancer for patients and their families around the world, and, in 1971, it became one of the nation’s first National Cancer Institute (NCI)-designated comprehensive cancer centers. MD Anderson is No. 1 for cancer in U.S. News & World Report’s “Best Hospitals” rankings and has been named one of the nation’s top two hospitals for cancer since the rankings began in 1990. MD Anderson receives a cancer center support grant from the NCI of the National Institutes of Health (P30 CA016672).

MD Anderson Media Contact

Clayton Boldt, Ph.D.

Public Relations

CRBoldt@MDAnderson.org

+1-713-792-9518

Forward-Looking Statements CureVac

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac N.V. and/or its wholly owned subsidiaries CureVac SE, CureVac Manufacturing GmbH, CureVac Inc., CureVac Swiss AG, CureVac Corporate Services GmbH, CureVac RNA Printer GmbH, CureVac Belgium SA and CureVac Netherlands B.V. (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the potential efficacy of the company’s vaccine and treatment candidates and the company’s strategies, financing plans, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, fluctuations of operating results due to the effect of exchange rates, delays in litigation proceedings, different judicial outcomes or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

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